Exhibit 99.1

VERTICAL AEROSPACE APPOINTS FORMER MI5 DIRECTOR GENERAL LORD ANDREW PARKER TO BOARD

●	Former MI5 Director General and Lord Chamberlain brings extensive experience of working at the highest levels of public service

●	Appointment follows Vertical’s announcement of its hybrid-electric programme and comes as the Government sets out its Strategic Defence Review

London, UK & New York, USA – 3 June 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today announced the appointment of Lord Andrew Parker to its Board of Directors, strengthening the company’s leadership in defence, national security, and government affairs. The appointment is effective as of 2 June 2025.

Lord Parker brings deep experience in national security and intelligence from his distinguished career serving the UK government, most notably as the former Director General of MI5, the UK Government’s national security agency, from 2013-2020, where he also served on a range of committees, including the National Security Council. As Director General, Lord Parker focused on new technology-centred change.

In 2021, Lord Parker was appointed Lord Chamberlain by Queen Elizabeth II, becoming the most senior official in the Royal Household and overseeing historic national events, including royal ceremonies and state occasions. He was knighted in 2019 and entered the House of Lords in 2021.

Outside of his public sector work, Lord Parker has served as a Non-Executive Director at Babcock International Group, an international defence, aerospace and security company, since 2020.

The appointment of Lord Parker follows Vertical’s recent announcement of its programme, designed to unlock new applications in mission critical sectors such as defence and logistics, as well as recent hires to the Board, who bring deep capital markets expertise.

Last month, the UK government committed over £20 million to accelerate drone and eVTOL technologies — including eco-friendly air taxis and emergency service applications — building on a total investment of over £300 million to date through the Future Flight Challenge. This latest funding aims to support real-world operations and provide a clear regulatory pathway by 2028.

Lord Andrew Parker, Board Director, said: “I’m delighted to be joining Vertical at a time when the UK is positioning itself at the cutting edge of aerospace innovation. Vertical’s commitment to pioneering next-generation aircraft, powered by breakthrough electric and hybrid technologies, offers real potential to transform both civil and defence operations. I look forward to supporting the team as they unlock the full value of these innovations — from sustainable passenger transport to critical government and military missions.”

Domhnal Slattery, Chairman at Vertical Aerospace, said: "Lord Parker’s deep expertise in navigating complex regulatory, operational, and governmental frameworks is exactly what we need as we move toward real-world deployment of our aircraft. His appointment is highly aligned with our strategy to scale both civil and defence applications, and he brings a perspective that perfectly complements the diverse capabilities already represented on our Board. As we expand our hybrid-electric programme and deepen our engagement with government and institutional partners, his leadership will be invaluable.”

-Ends-

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical will also be launching a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow.  Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and 21E of the Exchange Act. Any express or implied statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes and their impact on Vertical, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric variant, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, certification and the commercialization of both the VX4 and the hybrid-electric VX4 variant, and our ability to achieve regulatory certification of our aircraft products on any particular timeline or at all, our ability to integrate hybrid technology into the VX4 on any particular timelines or at all, the ability of the hybrid-electric VX4 variant VX4 to be applied in defense, cargo, logistics and emergency services sectors, our ability to scale the hybrid-electric VX4 upon the VX4, trends in sovereign defense budgets, expectations surrounding pre-orders and commitments, the transition towards a net-zero emissions economy, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, business strategy and plans and objectives of management for future operations, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, our plans for capital expenditures, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this release whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.